                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                 Under the Securities and Exchange Act of 1934



                              (Amendment No. ___ )


                              PREVIEW TRAVEL, INC.
                                (Name of Issuer)

                         Common Stock, $.001 par value
                        (Title of Class of Securities )


                                  74137R 10 1
                                 (CUSIP NUMBER)

                                    12/31/98
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]            Rule 13d-1(b)

     [   ]            Rule 13d-1(c)

     [ X ]            Rule 13d-1(d)

1)   Name of Reporting Person           James J. Hornthal
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box                     (a)     [X]
     if a Member of a Group
     (See Instructions)                            (b)     [ ]

3)   SEC Use Only

4)   Citizenship or Place of         United States
     Organization

     Number of                       (5)   Sole Voting Power      250,000*
     Shares
     Beneficially Owned              (6)   Shared Voting Power    -0-
     by Each Reporting
     Person With                     (7)   Sole Dispositive       250,000*
                                           Power

                                     (8)   Shared Dispositive     -0-
                                           Power

9)   Aggregate Amount                250,000*
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate          [ ]
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9              1.83%, based on 13,672,307 total shares
                                     outstanding as of January 25, 1999

12)  Type of Reporting
     Person (See Instructions)       IN

*Includes 250,000 shares issuable upon exercise of options held by the reporting person.

1)   Name of Reporting Person        James J. Hornthal and Bethany S.
                                     Hornthal, Trustees of the Hornthal
                                     Living Trust dated 12/23/92
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box                  (a)     [X]
     if a Member of a Group
     (See Instructions)                         (b)     [ ]

3)   SEC Use Only

4)   Citizenship or Place of         California
     Organization

     Number of                       (5)   Sole Voting Power        720,615
     Shares
     Beneficially Owned              (6)   Shared Voting Power      -0-
     by Each Reporting
     Person With                     (7)   Sole Dispositive         720,615
                                           Power

                                     (8)   Shared Dispositive       -0-
                                           Power

9)   Aggregate Amount                720,615
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate          [ ]
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9              5.27%, based on 13,672,307 total shares
                                     outstanding as of January 25, 1999

12)  Type of Reporting
     Person (See Instructions)       OO

1)   Name of Reporting Person        James J. Hornthal and Robert M.
                                     Harlick, as Trustees under Agreement
                                     Dated 12/24/91 for the Benefit of
                                     Joshua S. Hornthal
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box                   (a)   [X]
     if a Member of a Group
     (See Instructions)                          (b)   [ ]

3)   SEC Use Only

4)   Citizenship or Place of         California
     Organization

     Number of                       (5)   Sole Voting Power        32,192
     Shares
     Beneficially Owned              (6)   Shared Voting Power      -0-
     by Each Reporting
     Person With                     (7)   Sole Dispositive         32,192
                                           Power

                                     (8)   Shared Dispositive       -0-
                                           Power

9)   Aggregate Amount                32,192
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate          [ ]
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9              0.24%, based on 13,672,307 total shares
                                     outstanding as of January 25, 1999

12)  Type of Reporting
     Person (See Instructions)       OO

1)   Name of Reporting Person        James J. Hornthal and Robert M.
                                     Harlick, as Trustees under Agreement
                                     Dated 12/24/91 for the Benefit of
                                     Rebecca L. Hornthal
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box                   (a)    [X]
     if a Member of a Group
     (See Instructions)                          (b)    [ ]

3)   SEC Use Only

4)   Citizenship or Place of         California
     Organization

     Number of                       (5)   Sole Voting Power        32,192
     Shares
     Beneficially Owned              (6)   Shared Voting Power      -0-
     by Each Reporting
     Person With                     (7)   Sole Dispositive         32,192
                                           Power

                                     (8)   Shared Dispositive       -0-
                                           Power

9)   Aggregate Amount                32,192
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate          [ ]
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class Represented
     By Amount in Row 9              0.24%, based on 13,672,307 total shares
                                     outstanding as of January 25, 1999

12)  Type of Reporting
     Person (See Instructions)       OO

Item 1(a)  Name of Issuer.
           Preview Travel,Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices.
           747 Front Street
           San Francisco, CA  94111

Item 2(a)  Name of Person Filing.
           1.  James J. Hornthal
           2. James J. Hornthal and Bethany S. Hornthal, Trustees of the Hornthal Living Trust dated 12/23/92
           3. James J. Hornthal and Robert M. Harlick, as Trustees under Agreement Dated 12/24/91 for the Benefit of Joshua S. Hornthal
           4. James J. Hornthal and Robert M. Harlick, as Trustees under Agreement Dated 12/24/91 for the Benefit of Rebecca L. Hornthal

Item 2(b)  Address of Principal Business Office.
           c/o Preview Travel, Inc.
           747 Front Street
           San Francisco, CA  94111

Item 2(c)  Citizenship.
           United States

Item 2(d)  Title of Class of Securities.
           Common Stock, $.001 par value

Item 2(e)  CUSIP Number.
           74137R 10 1

Item 3 If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

           (a)   __    Broker Dealer registered under Section 15 of the Act
           (b)   __    Bank as defined in Section 3(a)(6) of the Act
           (c)   __    Insurance Company as defined in Section 3(a)(19)
                       of the Act
           (d)   __    Investment Company registered under Section 8 of the
                       Investment Company Act
           (e)   __    An investment adviser in accordance with Rule
                       13-d(1)(b)(1)(ii)(E);
           (f)   __    An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);
           (g)   __    A parent holding company or control person, in
                       accordance with Rule 13d-1(b)(ii)(G);
           (h)   __    A savings association, as defined in Section 3(b) of
                       the Federal Deposit Insurance Act;
           (i)   __    A church plan that is excluded from the definition of
                       an investment company under section 3(c)(14) of the
                       Investment Company Act of 1940;
           (j)   __    Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to Rule 13d-1(c),
     check this box  [    ].

Item 4.  Ownership

(a)  Amount Beneficially Owned

     1.  James J. Hornthal                              250,000 shares
     2.  James J. Hornthal and Bethany S. Hornthal,
          Trustees of the Hornthal Living Trust
          dated 12/23/92                                720,615 shares
     3.  James J. Hornthal and Robert M. Harlick,
          as Trustees under Agreement Dated 12/24/91
          for the Benefit of Joshua S. Hornthal          32,192 shares
     4.  James J. Hornthal and Robert M. Harlick,
          as Trustees under Agreement Dated 12/24/91
          for the Benefit of Rebecca L. Hornthal         32,192 shares

     Total                                            1,034,999 shares

(b)  Percent of Class*

     1.  James J. Hornthal                                       1.83%
     2.  James J. Hornthal and Bethany S. Hornthal,
          Trustees of the Hornthal Living Trust
          dated 12/23/92                                         5.27%
     3.  James J. Hornthal and Robert M. Harlick,
          as Trustees under Agreement Dated 12/24/91
          for the Benefit of Joshua S. Hornthal                  0.24%
     4.  James J. Hornthal and Robert M. Harlick,
          as Trustees under Agreement Dated 12/24/91
          for the Benefit of Rebecca L. Hornthal                 0.24%

     Total                                                       7.57%

     (*based on 13,672,307 total shares outstanding as of January 25, 1999)

(c)  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote

     1.  James J. Hornthal                              250,000 shares
     2.  James J. Hornthal and Bethany S. Hornthal,
          Trustees of the Hornthal Living Trust
          dated 12/23/92                                720,615 shares
     3.  James J. Hornthal and Robert M. Harlick,
          as Trustees under Agreement Dated 12/24/91
          for the Benefit of Joshua S. Hornthal          32,192 shares
     4.  James J. Hornthal and Robert M. Harlick,
          as Trustees under Agreement Dated 12/24/91
          for the Benefit of Rebecca L. Hornthal         32,192 shares

     Total                                            1,034,999 shares

     (ii) shared power to vote or to direct vote
          N/A

     (iii)  sole power to dispose or to direct disposition of

     1.  James J. Hornthal                              250,000 shares
     2.  James J. Hornthal and Bethany S. Hornthal,
          Trustees of the Hornthal Living Trust
          dated 12/23/92                                720,615 shares
     3.  James J. Hornthal and Robert M. Harlick,
          as Trustees under Agreement Dated 12/24/91
          for the Benefit of Joshua S. Hornthal          32,192 shares
     4.  James J. Hornthal and Robert M. Harlick,
          as Trustees under Agreement Dated 12/24/91
          for the Benefit of Rebecca L. Hornthal         32,192 shares

     Total                                            1,034,999 shares

     (iv) shared power to dispose or to direct disposition of N/A

Item  5. Ownership of Five Percent or Less of a Class.
          N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.
          N/A

Item 8.  Identification and Classification of Members of the Group.
          N/A

Item 9.  Notice of Dissolution of the Group.
          N/A

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                  February 11, 1999
                  -----------------
                  Date



                  /s/ James J. Hornthal
                  ---------------------
                  Signature

                  James J. Hornthal,
                  individually and
                  as Trustee of the Hornthal Living Trust
                  dated 12/23/92,
                  as Trustee under Agreement Dated 12/24/91 for the Benefit of Joshua S. Hornthal, and as Trustee under Agreement Dated 12/24/91 for the Benefit of Rebecca L. Hornthal

                  Type Name and Title